Exhibit 8.1

Subsidiaries of Galapagos NV

In liquidatio
Name of Subsidiary	Jurisdiction of Incorporation or Organization
Galapagos B.V.	The Netherlands
BioFocus DPI AG in liquidation	Switzerland
Galapagos Biotech Ltd.	United Kingdom
Galapagos SASU	France
Fidelta d.o.o.	Croatia
Galapagos, Inc.	United States
Xenometrix, Inc.	United States
Galapagos GmbH	Switzerland
Galapagos Real Estate 1 BVBA	Belgium
Galapagos Real Estate 2 BVBA	Belgium